FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated September 1, 2009
Registration Statement No. 333-160150
Dated September 2, 2009

CHINA NATURAL GAS, INC.
5,725,000 Shares of Common Stock
Final Term Sheet

Issuer:	China Natural Gas, Inc (the “Company”)

Security:	Common stock, par value $0.0001 per share

Size:	5,725,000 shares of common stock

Over-allotment option:	858,750 additional shares of common stock

Public offering price:	$8.75 per share

Underwriting discounts and commissions:	$0.4375 per share

Net proceeds (excluding the over-allotment):	$47,339,063 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)

Form of Offering:	Firm commitment underwritten public offering pursuant to a registration statement of Form S-3 that was filed on June 22, 2009 and declared effective on August 20, 2009

Listing:	The Shares are listed on the NASDAQ Global Market under the symbol “CHNG”

Trade date:	September 3, 2009

Settlement date:	September 9, 2009

Underwriters:	Roth Capital Partners, LLC and Simmons & Company International

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2009 on an actual basis and on an as adjusted basis to give effect to the sale by us of 5,725,000 shares of our common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option. You should read this table in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included in or incorporated by reference into the preliminary prospectus supplement, dated September 1, 2009, relating to this offering and the accompanying prospectus.

	As of June 30, 2009
	Actual (unaudited)	As Adjusted

CURRENT ASSETS
Cash and Cash Equivalents	$9,701,176	$57,040,239

LONG TERM LIABILITIES
Notes payable, net of discount of $14,167,334 as of June 30, 2009	25,832,666	25,832,666
Redeemable liabilities – warrants	17,500,000	17,500,000
Derivative liabilities – warrants	2,130,091	2,130,091
Total long term debt	45,462,757	45,462,757

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 per share; 45,000,000 shares authorized, 14,600,154 shares issued and outstanding at June 30, 2009, 20,325,154 shares issued and outstanding as adjusted	1,460	2,033
Additional paid-in capital	25,357,254	72,695,744
Cumulative translation adjustment	8,505,948	8,505,948
Statutory reserves	4,880,681	4,880,681
Retained earnings	39,898,795	39,898,795
Total stockholders’ equity	$78,644,138	$125,983,201

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free from the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, or by fax to (949) 720-7227.